Exhibit 99.1

New Pacific Announces Receipt of an Administrative Mining Contract for its Flagship Silver Sand Project

VANCOUVER, BC, Aug. 12, 2021 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to announce that Bolivia's Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or "AJAM") has granted an Administrative Mining Contract (Contrato Administrativo Minero or "AMC") for the Company's Silver Sand Project. All required registration, notarization and publication steps to perfect the title of the AMC in favour of Empresa Minera Alcira S.A., the Company's wholly-owned Bolivian subsidiary, are complete.

The AMC establishes a clear title to the Silver Sand Project mineral rights. In accordance with Bolivia's Mining Laws, as summarized below, New Pacific submitted all required documents for the consolidation and conversion of the original seventeen ATEs that comprised the Silver Sand Project to cuadriculas and an AMC to AJAM. The AMC for the Silver Sand Project was signed with AJAM in 2020, registered and notarized before Bolivia's National Mining Registry on June 17, 2021, and published in AJAM's Mining Gazette on July 15, 2021.

The AMC for the Silver Sand Project, which hosts the Silver Sand deposit, covers an area of 3.17 km2. The total area under full control of the Company will be 5.42 km2 after completing the consolidation and conversion procedures for the North Block, which is comprised of three ATEs (Jisas, Jardan and El Bronce).

Dr. Mark Cruise, CEO of New Pacific said, "We are very pleased by the receipt of the AMC and mineral rights for the Silver Sand Project. In addition to our 2021 drill program and the advancement of the PEA work, the AMC unequivocally establishes title for the Project."

About Bolivian Mining Law

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through AJAM. A new and complete Mining and Metallurgy Law No. 535 was introduced in May, 2014 (the "2014 Mining Law"). The 2014 Mining Law was modified by Law No. 845 in October, 2016 (the "2016 Mining Law" and together with 2014 Mining Law, the "Mining Law"). Under the Mining Law, tenure is granted as either an exploration license for early-stage projects or an AMC for development-stage project. Tenure held under the previous "historic" legislation was converted to Temporary Special Authorizations or ATEs, formerly known as "mining concessions", under the Mining Law. These ATEs are required to be consolidated to new 25-hectare sized cuadriculas and then converted to AMCs. AMCs created by conversion recognize existing rights of exploration and exploitation and development, including treatment, foundry refining/smelting, and trading. AMCs have a fixed term of 30 years and can be extended for a further 30 years if certain conditions are met. Each AMC requires ongoing work and the submission of technical work plans to AJAM.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA
VP, Investor Relations and Corporate Communications
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2020 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:05e 12-AUG-21